Consolidated Statement of Income - unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions, except per share data	2015	2014	2015	2014
Revenues	$3,222	$3,118	$9,445	$8,927

Operating expenses
Labor and fringe benefits	588	580	1,798	1,727
Purchased services and material	401	378	1,292	1,156
Fuel	293	446	981	1,398
Depreciation and amortization	287	258	868	771
Equipment rents	93	83	270	244
Casualty and other	73	87	324	267
Total operating expenses	1,735	1,832	5,533	5,563
Operating income	1,487	1,286	3,912	3,364
Interest expense	(111)	(94)	(320)	(277)
Other income (loss) (Note 3)	11	(2)	31	94
Income before income taxes	1,387	1,190	3,623	3,181
Income tax expense (Note 4)	(380)	(337)	(1,026)	(858)
Net income	$1,007	$853	$2,597	$2,323

Earnings per share (Note 5)
Basic	$1.26	$1.04	$3.23	$2.83
Diluted	$1.26	$1.04	$3.21	$2.81

Weighted-average number of shares (Note 5)
Basic	797.6	817.0	803.4	822.2
Diluted	801.9	820.9	808.0	825.8

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statement of Comprehensive Income - unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2015	2014	2015	2014

Net income	$1,007	$853	$2,597	$2,323
Other comprehensive income (Note 9)
Net gain on foreign currency translation	98	44	176	39
Net change in pension and other postretirement benefit plans	57	32	172	95
Amortization of gain on treasury lock	-	(1)	-	(1)
Other comprehensive income before income taxes	155	75	348	133
Income tax recovery	54	32	96	18
Other comprehensive income	209	107	444	151
Comprehensive income	$1,216	$960	$3,041	$2,474

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Balance Sheet - unaudited

	September 30	December 31
In millions	2015	2014

Assets

Current assets
Cash and cash equivalents	$537	$52
Restricted cash and cash equivalents (Note 6)	523	463
Accounts receivable	938	928
Material and supplies	427	335
Deferred and receivable income taxes	57	163
Other	191	125
Total current assets	2,673	2,066
Properties	31,686	28,514
Pension asset	1,127	882
Intangible and other assets	337	330
Total assets	$35,823	$31,792

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,757	$1,657
Current portion of long-term debt	1,305	544
Total current liabilities	3,062	2,201
Deferred income taxes	7,754	6,902
Other liabilities and deferred credits	676	704
Pension and other postretirement benefits	683	650
Long-term debt	9,181	7,865

Shareholders’ equity
Common shares	3,671	3,718
Common shares in Share Trusts (Note 6)	(100)	-
Additional paid-in capital	470	439
Accumulated other comprehensive loss (Note 9)	(1,983)	(2,427)
Retained earnings	12,409	11,740
Total shareholders’ equity	14,467	13,470
Total liabilities and shareholders’ equity	$35,823	$31,792

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Changes in Shareholders’ Equity - unaudited

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders’
In millions	Outstanding	Trusts	shares	Trusts	capital	loss (Note 9)	earnings	equity

Balance at December 31, 2014	809.4	-	$3,718	$-	$439	$(2,427)	$11,740	$13,470

Net income							2,597	2,597
Stock-based compensation	0.6		28		31		(3)	56
Share repurchase program (Note 6)	(16.2)		(75)				(1,175)	(1,250)
Share purchases by Share Trusts (Note 6)	(1.4)	1.4		(100)				(100)
Other comprehensive income						444		444
Dividends							(750)	(750)
Balance at September 30, 2015	792.4	1.4	$3,671	$(100)	$470	$(1,983)	$12,409	$14,467

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders’
In millions	Outstanding	Trusts	shares	(1) Trusts	capital	(1) loss (Note 9)	earnings	equity

Balance at December 31, 2013	830.6	-	$3,795	$-	$220	$(1,850)	$10,788	$12,953

Net income							2,323	2,323
Stock-based compensation	0.9		26		5			31
Share repurchase program (Note 6)	(16.8)		(81)				(1,014)	(1,095)
Other comprehensive income						151		151
Dividends							(616)	(616)
Balance at September 30, 2014	814.7	-	$3,740	$-	$225	$(1,699)	$11,481	$13,747

See accompanying notes to unaudited consolidated financial statements.
(1) The Company reclassified certain 2014 balances from Common shares to Additional paid-in capital to conform with the 2015 presentation.

Canadian National Railway Company

Consolidated Statement of Cash Flows - unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2015	2014	2015	2014
Operating activities
Net income	$1,007	$853	$2,597	$2,323
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	287	258	868	771
Deferred income taxes	146	67	363	215
Gain on disposal of property (Note 3)	-	-	-	(80)
Changes in operating assets and liabilities:
Accounts receivable	19	26	95	(73)
Material and supplies	46	(11)	(73)	(92)
Accounts payable and other	136	100	66	196
Other current assets	8	13	1	24
Pensions and other, net	3	22	(70)	(38)
Net cash provided by operating activities	1,652	1,328	3,847	3,246
Investing activities
Property additions	(937)	(620)	(2,064)	(1,350)
Disposal of property (Note 3)	-	76	-	173
Change in restricted cash and cash equivalents	(61)	1	(60)	(19)
Other, net	(25)	(9)	(42)	(24)
Net cash used in investing activities	(1,023)	(552)	(2,166)	(1,220)
Financing activities
Issuance of debt (Note 6)	841	-	841	347
Repayment of debt	(60)	(222)	(116)	(795)
Net issuance (repayment) of commercial paper (Note 6)	(234)	64	145	73
Common shares issued for stock options exercised,
equity award settlements, and excess tax benefits	6	11	19	24
Repurchase of common shares (Note 6)	(432)	(383)	(1,244)	(1,095)
Purchase of common shares by Share Trusts (Note 6)	(56)	-	(100)	-
Dividends paid	(248)	(204)	(750)	(616)
Net cash used in financing activities	(183)	(734)	(1,205)	(2,062)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	5	7	9	(2)
Net increase (decrease) in cash and cash equivalents	451	49	485	(38)
Cash and cash equivalents, beginning of period	86	127	52	214
Cash and cash equivalents, end of period	$537	$176	$537	$176
Supplemental cash flow information
Net cash receipts from customers and other	$3,227	$3,213	$9,522	$8,945
Net cash payments for:
Employee services, suppliers and other expenses	(1,286)	(1,561)	(4,650)	(4,757)
Interest	(97)	(87)	(299)	(297)
Personal injury and other claims	(16)	(14)	(44)	(38)
Pensions (Note 7)	(9)	(6)	(101)	(106)
Income taxes	(167)	(217)	(581)	(501)
Net cash provided by operating activities	$1,652	$1,328	$3,847	$3,246

See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

1 - Basis of presentation
In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (“CN” or the “Company”) financial position as at September 30, 2015 and December 31, 2014, its results of operations and cash flows for the three and nine months ended September 30, 2015 and 2014, as well as changes in shareholders’ equity for the nine months ended September 30, 2015 and 2014.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2014 Annual Consolidated Financial Statements and Notes thereto. While management believes that the disclosures presented are adequate to ensure that the information is not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s 2014 Annual Consolidated Financial Statements and Notes thereto.

2 - Recent accounting pronouncements
On April 7, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-03, Interest – Imputation of Interest. This ASU simplifies the presentation of debt issuance costs by requiring that such costs be presented in the balance sheet as a deduction from the carrying amount of debt. This standard is effective for annual and interim reporting periods beginning after December 15, 2015. Early adoption is permitted and the new guidance should be applied on a retrospective basis. The Company plans to implement this standard in the fourth quarter of 2015. The Company does not expect a significant impact to its Consolidated Financial Statements from the adoption of this standard.

On July 9, 2015, the FASB affirmed its proposal to defer the effective date of ASU 2014-09, Revenue from Contracts with Customers, by one year. As a result, this standard is effective for annual and interim reporting periods beginning after December 15, 2017. The FASB further affirmed its proposal to permit all entities to early adopt this standard, but not before the original effective date for annual and interim reporting periods beginning after December 15, 2016. The Company is evaluating the effect that ASU 2014-09 will have on its Consolidated Financial Statements, related disclosures, the transition method to apply and adoption period. The Company does not expect a significant impact to its Consolidated Financial Statements from the adoption of this standard.

3 - Other income (loss)
Included in Other income (loss) are gains and losses on the disposal of land and property, as well as foreign exchange gains and losses related to foreign exchange forward contracts (see Note 11 – Financial instruments) and the re-measurement of foreign currency denominated monetary assets and liabilities.

Disposal of property
2014
Guelph
On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Guelph”), for cash proceeds of $76 million before transaction costs. The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph. The Company will have relinquished substantially all of the risks and rewards of ownership on the Guelph in 2018, at which time the gain on the sale is expected to be recognized.

Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

4 - Income taxes
The Company recorded income tax expense of $380 million and $1,026 million for the three and nine months ended September 30, 2015, respectively, compared to $337 million and $858 million, respectively, for the same periods in 2014.

Included in the figure for the nine months ended September 30, 2015 was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.

Included in the figure for the nine months ended September 30, 2014 was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties, which was recorded in the first quarter.

5 - Earnings per share

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2015	2014	2015	2014
Net income	$1,007	$853	$2,597	$2,323

Weighted-average basic shares outstanding	797.6	817.0	803.4	822.2
Effect of stock-based compensation	4.3	3.9	4.6	3.6
Weighted-average diluted shares outstanding	801.9	820.9	808.0	825.8

Basic earnings per share	$1.26	$1.04	$3.23	$2.83
Diluted earnings per share	$1.26	$1.04	$3.21	$2.81

6 - Financing activities
Shelf prospectus and registration statement
On September 22, 2015, under its current shelf prospectus and registration statement, the Company issued $350 million 2.80% Notes due 2025, $400 million 3.95% Notes due 2045 and $100 million 4.00% Notes due 2065 in the Canadian capital markets, which resulted in total net proceeds of $841 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases. As at September 30, 2015, the Company had issued $1.1 billion and US$600 million of debt under its current shelf prospectus and registration statement which provides for the issuance by CN of up to $3.0 billion of debt securities in the Canadian and U.S. capital markets. The shelf prospectus and registration statement expires in January 2016. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions at the time of pricing.

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. On March 12, 2015, the Company exercised such option and extended the term of its agreement by one year to May 5, 2020. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper programs, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at September 30, 2015 and December 31, 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the nine months ended September 30, 2015.

Commercial paper
The Company has a commercial paper program in Canada and a new commercial paper program was established in the U.S. during the second quarter of 2015. Both programs are back-stopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent on a combined basis. As at September 30, 2015, the Company had total commercial paper borrowings of $152 million (nil as at December 31, 2014) at a weighted-average interest rate of 0.23% presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On June 18, 2015, the Company extended the term of its agreement by one year to February 1, 2018. As at September 30, 2015, the Company had no proceeds ($50 million at a weighted-average interest rate of 1.24%, which was secured by, and limited to, $56 million of accounts receivable as at December 31, 2014) received under the accounts receivable securitization program presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 12, 2015, the Company extended the expiry date of its agreements by one year to April 28, 2018. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2015, the Company had letters of credit drawn of $548 million ($487 million as at December 31, 2014) from a total committed amount of $573 million ($511 million as at December 31, 2014) by the various banks. As at September 30, 2015, cash and cash equivalents of $523 million ($463 million as at December 31, 2014) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Share purchases
Share repurchase programs
On October 21, 2014, the Board of Directors of the Company had approved a share repurchase program, which allowed for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015, pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. As at September 30, 2015, the Company had repurchased 21.8 million common shares for $1,660 million under this program.

The following table provides the information related to the share repurchase programs for the three and nine months ended September 30, 2015 and 2014:
	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2015	2014	2015	2014
Number of common shares repurchased (1)	5.5	4.9	16.2	16.8
Weighted-average price per share (2)	$75.32	$75.55	$77.20	$65.40
Amount of repurchase (3)	$417	$365	$1,250	$1,095

(1)	Includes repurchases of common shares in the first and third quarter of 2015, and the first quarter of 2014 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.
(3)	Includes settlements in subsequent periods.

See Note 12 - Subsequent events for additional information on the Company’s share repurchase programs.

Share purchases by Share Trusts
In 2014, the Company established Employee Benefit Plan Trusts (the “Share Trusts”) to purchase common shares on the open market, which will be used to deliver common shares under the Share Units Plan (see Note 8 - Stock-based compensation). For the three months ended September 30, 2015, the Share Trusts purchased 0.8 million common shares for $56 million at a weighted-average price per share of $72.48, including brokerage fees. For the nine months ended September 30, 2015, the Share Trusts purchased 1.4 million common shares for $100 million at a weighted-average price per share of $73.31, including brokerage fees. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company’s 2014 Annual Consolidated Financial Statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

7 - Pensions and other postretirement benefits
The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 12 - Pensions and other postretirement benefits to the Company’s 2014 Annual Consolidated Financial Statements.

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit (OPEB) plans

	Three months ended September 30				Nine months ended September 30
	Pensions		OPEB		Pensions		OPEB
In millions	2015	2014	2015	2014	2015	2014	2015	2014
Current service cost	$40	$33	$1	$1	$118	$99	$2	$2
Interest cost	162	178	3	2	487	533	8	8
Expected return on plan assets	(251)	(245)	-	-	(753)	(734)	-	-
Amortization of prior service cost	1	1	-	1	3	3	1	2
Amortization of net actuarial loss (gain)	57	31	(1)	(1)	171	93	(3)	(3)
Net periodic benefit cost (income) (1)	$9	$(2)	$3	$3	$26	$(6)	$8	$9

(1)	In the second quarter of 2015, the Company revised its estimate of full year net periodic benefit cost (income) for pensions to reflect updated plan demographic information.

Pension contributions for the nine months ended September 30, 2015 and 2014 of $101 million and $106 million, respectively, primarily represent contributions to the Company’s main pension plan, the CN Pension Plan, for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. In 2015, the Company expects to make total cash contributions of approximately $115 million for all of the Company’s pension plans.

8 - Stock-based compensation
The Company has various stock-based compensation plans for eligible employees. A description of the Company’s major plans is provided in Note 14 – Stock plans to the Company’s 2014 Annual Consolidated Financial Statements.

	Three months ended September 30		Nine months ended September 30
In millions	2015	2014	2015	2014
Equity settled awards
Share Units Plan (1)	$8	$-	$25	$-
Stock option awards	3	2	8	7
Equity settled awards expense	$11	$2	$33	$7

Cash settled awards
Share Units Plan (1)	$8	$40	$10	$85
Voluntary Incentive Deferral Plan (2)	1	19	(3)	40
Cash settled awards expense	$9	$59	$7	$125
Total stock-based compensation expense	$20	$61	$40	$132
Tax benefit recognized in income	$4	$16	$9	$35

(1)	Performance share unit (PSU) awards are granted under the Share Units Plan.
(2)	Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Equity settled awards
Share Units Plan
Under the Share Units Plan, the Company grants performance share unit (PSU) awards.
PSU-ROIC awards granted in 2015 vest from 0% to 200% (0% to 150% for PSUs-ROIC outstanding as at December 31, 2014), subject to the attainment of a return on invested capital (ROIC) performance condition over the plan period. Payout of PSU-ROIC awards is conditional upon the attainment of a minimum share price.

PSU-TSR awards, introduced in 2015, vest from 0% to 200%, subject to the attainment of a total shareholder return (TSR) market condition over the plan period of three years based on the Company’s TSR relative to a Class I Railways peer group and components of the S&P/TSX 60 Index.

Equity settled PSUs are settled in common shares of the Company, subject to the attainment of their respective vesting conditions, by way of disbursement from the Share Trusts. The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by their respective vesting factor less amounts withheld to satisfy the participant’s minimum statutory withholding tax requirement.

The settlement of PSUs, for senior and executive management employees, is conditional on compliance with their benefit plans, award agreements or employment agreements, including but not limited to non-compete, non-solicitation and non-disclosure of confidential information.

Equity settled awards (excluding stock option awards)

	PSUs-ROIC (1)		PSUs-TSR (2)		DSUs (3)
	Units	Weighted- average grant date fair value	Units	Weighted- average grant date fair value	Units	Weighted- average grant date fair value
	In millions		In millions		In millions
Outstanding at December 31, 2014	0.9	$71.05	-	N/A	1.7	$76.29
Granted	0.4	$50.87	0.1	$114.86	-	$81.18
Outstanding at September 30, 2015	1.3	$64.34	0.1	$114.86	1.7	$76.43

(1)
The grant date fair value of PSUs-ROIC granted in 2015 of $22 million is calculated using a lattice-based valuation model. As at September 30, 2015, total unrecognized compensation cost related to non-vested PSUs-ROIC outstanding was $23 million and is expected to be recognized over a weighted-average period of 1.6 years.

(2)
The grant date fair value of PSUs-TSR granted in 2015 of $16 million is calculated using a Monte Carlo simulation model. As at September 30, 2015, the total unrecognized compensation cost related to non-vested PSUs-TSR outstanding was $9 million and is expected to be recognized over a weighted-average period of 1.9 years.

(3)
The grant date fair value of DSUs granted in 2015 of $2 million is calculated using an intrinsic value model and represents deferrals of the annual incentive bonus payment and other eligible incentive payments. As at September 30, 2015, the total unrecognized compensation cost related to non-vested DSUs outstanding was $1 million. The remaining recognition period has not been quantified as it relates solely to the 25% Company grant, representing a minimal number of units. As at September 30, 2015, the aggregate intrinsic value of DSUs outstanding amounted to $132 million.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Stock option awards
	Options outstanding
		Weighted-
	Number	average
	of options	exercise price
	In millions
Outstanding at December 31, 2014 (1)	7.5	$37.37
Granted (2)	0.8	$84.47
Exercised	(0.6)	$30.28
Outstanding at September 30, 2015 (1) (3) (4)	7.7	$46.68
Exercisable at September 30, 2015 (1) (4)	5.4	$36.82

(1)		Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)		The grant date fair value of options awarded in 2015 of $11 million ($13.21 per unit) is calculated using the Black-Scholes option-pricing model.
(3)		As at September 30, 2015, total unrecognized compensation cost related to non-vested options outstanding was $10 million and is expected to be recognized over a weighted-average period of 2.0 years.
(4)
As at September 30, 2015, the vast majority of stock options were in-the-money. The weighted-average term to expiration of outstanding options was 5.5 years and the weighted-average term to expiration of exercisable stock options was 4.4 years. As at September 30, 2015, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $234 million and aggregate intrinsic value of stock options exercisable amounted to $211 million.

Cash settled awards
Number of units - In millions	PSUs-ROIC (1)	DSUs (2)
Outstanding at December 31, 2014	1.6	0.5
Settled	(0.9)	(0.1)
Outstanding at September 30, 2015	0.7	0.4

(1)
As at September 30, 2015, total unrecognized compensation cost related to non-vested PSUs-ROIC outstanding was $12 million and is expected to be recognized over a weighted-average period of 1.1 years. As at September 30, 2015 the PSU liability was $61 million ($157 million as at December 31, 2014).

(2)
As at September 30, 2015, total unrecognized compensation cost related to non-vested DSUs outstanding was minimal. The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units. As at September 30, 2015 the DSU liability was $37 million ($40 million as at December 31, 2014).

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

9 - Accumulated other comprehensive loss
In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at June 30, 2015	$(380)	$(2,395)	$7	$(2,768)		$576		$(2,192)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	615			615		-		615
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	(517)			(517)		69		(448)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		56		56	(2)	(15)	(3)	41
Amortization of prior service cost		1		1	(2)	-		1
Other comprehensive income	98	57	-	155		54		209
Balance at September 30, 2015	$(282)	$(2,338)	$7	$(2,613)		$630		$(1,983)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2014	$(458)	$(2,510)	$7	$(2,961)		$534		$(2,427)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	1,237			1,237		-		1,237
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	(1,061)			(1,061)		141		(920)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		168		168	(2)	(44)	(3)	124
Amortization of prior service cost		4		4	(2)	(1)	(3)	3
Other comprehensive income	176	172	-	348		96		444
Balance at September 30, 2015	$(282)	$(2,338)	$7	$(2,613)		$630		$(1,983)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)					Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 7 - Pensions and other postretirement benefits.
(3)					Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense)	Total net of tax
Balance at June 30, 2014	$(538)	$(1,452)	$8	$(1,982)	$176	$(1,806)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	349	349	-	349
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	(305)	(305)	41	(264)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss	30	30	(2)	(9)	(3)	21
Amortization of prior service cost	2	2	(2)	-	2
Amortization of gain on treasury lock	1	(1)	(1)	(4)	-	(1)
Other comprehensive income (loss)	44	32	(1)	75	32	107
Balance at September 30, 2014	$(494)	$(1,420)	$7	$(1,907)	$208	$(1,699)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense)	Total net of tax
Balance at December 31, 2013	$(533)	$(1,515)	$8	$(2,040)	$190	$(1,850)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	368	368	-	368
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	(329)	(329)	42	(287)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss	90	90	(2)	(24)	(3)	66
Amortization of prior service cost	5	5	(2)	-	5
Amortization of gain on treasury lock	(1)	(1)	(4)	-	(1)
Other comprehensive income (loss)	39	95	(1)	133	18	151
Balance at September 30, 2014	$(494)	$(1,420)	$7	$(1,907)	$208	$(1,699)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)	Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 7 - Pensions and other postretirement benefits.
(3)	Included in Income tax expense on the Consolidated Statement of Income.
(4)	Related to treasury lock transactions settled in prior years, which are being amortized over the terms of the related debt to Interest expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

10 - Major commitments and contingencies
Commitments
As at September 30, 2015, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,433 million. The Company also has estimated remaining commitments of approximately $540 million (US$405 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC).

In addition, the Company has estimated remaining commitments, through to December 31, 2017, of approximately $53 million (US$40 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for grade separation projects, railroad infrastructure improvements, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

As at September 30, 2015, the Company had aggregate reserves for personal injury and other claims of $312 million, of which $46 million was recorded as a current liability ($298 million as at December 31, 2014, of which $48 million was recorded as a current liability).

        Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2015, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

     The Company has identified approximately 230 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

  The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

As at September 30, 2015, the Company had aggregate accruals for environmental costs of $129 million, of which $62 million was recorded as a current liability ($114 million as at December 31, 2014, of which $45 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2015 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A list of indemnifications found in various types of contracts with third parties is provided in Note 16 – Major commitments and contingencies to the Company’s 2014 Annual Consolidated Financial Statements.

Guarantees
(a) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2015 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at September 30, 2015, the maximum exposure in respect of these guarantees was $199 million ($194 million as at December 31, 2014). There are no recourse provisions to recover any amounts from third parties.

(b) Other guarantees
As at September 30, 2015, the Company, including certain of its subsidiaries, had granted $548 million ($487 million as at December 31, 2014) of irrevocable standby letters of credit and $120 million ($106 million as at December 31, 2014) of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2015, the maximum potential liability under these guarantee instruments was $668 million ($593 million as at December 31, 2014), of which $586 million ($525 million as at December 31, 2014) related to workers’ compensation and other employee benefit liabilities and $82 million ($68 million as at December 31, 2014) related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The guarantee instruments expire at various dates between 2015 and 2018.

The Company had not recorded a liability as at September 30, 2015 with respect to its guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under its guarantee instruments.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

11 - Financial instruments
Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at September 30, 2015, the Company had outstanding foreign exchange forward contracts with a notional value of US$497 million (US$350 million as at December 31, 2014). Changes in the fair value of forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the three and nine months ended September 30, 2015, the Company recognized a pre-tax gain of $37 million and $66 million in Other income, respectively, related to foreign exchange forward contracts, compared to nil and a pre-tax gain of $10 million, respectively, for the same periods in 2014. For the three and nine months ended September 30, 2015 and 2014, gains and losses related to foreign exchange forward contracts were largely offset by gains and losses related to the re-measurement of foreign currency denominated monetary assets and liabilities recognized in Other income. As at September 30, 2015, Other current assets includes an unrealized gain of $69 million ($9 million as at December 31, 2014) related to foreign exchange forward contracts.

Fair value of financial instruments
The carrying amounts of Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, and Accounts payable and other, approximate fair value.
Included in Intangible and other assets are equity investments for which the carrying amount approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs. As at September 30, 2015, the Company’s investments had a carrying amount of $66 million ($58 million as at December 31, 2014) and a fair value of $210 million ($183 million as at December 31, 2014).

The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2. As at September 30, 2015, the Company’s debt had a carrying amount of $10,486 million ($8,409 million as at December 31, 2014) and a fair value of $11,808 million ($9,767 million as at December 31, 2014).

Additional information related to the fair value of financial instruments, including a description of the fair value hierarchy which defines the criteria used to classify financial instruments as Level 1, Level 2 or Level 3 is provided in Note 17 – Financial instruments to the Company’s 2014 Annual Consolidated Financial Statements.

12 - Subsequent events
Share repurchase programs
For the period from October 1, 2015 to October 23, 2015, the Company repurchased 1.2 million common shares for $90 million under its share repurchase program announced in October 2014. The Company repurchased a total of 23.0 million common shares for a total cost of $1,750 million under this program.

  On October 27, 2015, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 33.0 million common shares between October 30, 2015 and October 29, 2016, pursuant to an NCIB at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Canadian National Railway Company